UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                                 RADVISION LTD.
                                 --------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.10 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   M8186910 5
                                   ----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 17, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M8186910 5


1   NAME OF REPORTING PERSON: Zohar Zisapel

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF         7     SOLE VOTING POWER:  4,656,866 Ordinary Shares*
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  187,213 Ordinary Shares
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  4,656,866 Ordinary Shares*
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  187,213 Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      4,844,079 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.77**

14  TYPE OF REPORTING PERSON:  IN

-----------------

* Includes 101,250 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of February 23, 2009 and within 60 days thereafter.

** Based on 19,554,495 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 2,961,728 Ordinary Shares held as treasury stock) as of February 23, 2009.

Item 1. Security and Issuer
        -------------------

         This Amendment No. 5 to the Statement on Schedule 13D dated relates to the Ordinary Shares, par value NIS 0.10 per share (the "Ordinary Shares"), of RADVISION Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2. Identity and Background
        -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         Mr. Zohar Zisapel, a citizen of Israel, serves as chairman of the board of directors of the Issuer. Mr. Zisapel is a founder and director of several other companies which, together with the Issuer and its other subsidiaries and affiliates, are known as the RAD-BYNET group. Mr. Zisapel's business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

         During the last five years, Mr. Zisapel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         From the last report filed on December 17, 2008 through February 23, 2009, Mr. Zisapel purchased an aggregate of 295,428 Ordinary Shares of the Issuer in a series of transactions, of which 135,191 ordinary shares were purchased directly by him and 160,237 ordinary shares were purchased by Lomsha Ltd., an Israeli company controlled by him. The aggregate purchase price for such 295,428 Ordinary Shares was approximately $1,699,799, all of which amount was paid by the Reporting Person from his personal funds.

Item 4. Purpose of Transaction
        ----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 295,428 Ordinary Shares purchased by Mr. Zisapel during the period from December 17, 2008 through February 23, 2009 were purchased for investment purposes. Mr. Zisapel currently does not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

         Mr. Zohar Zisapel intends to review his investment in the Issuer and may, based on such review as well as other factors (including, among other things, his evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer securities, other opportunities available to Mr. Zohar Zisapel and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions. Mr. Zohar Zisapel reserves the right at any time to change his present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by him.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Zisapel is the beneficial owner of 4,844,079 Ordinary Shares of the Issuer, which constitute approximately 24.77% of the 19,554,495 Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding (which excludes 2,961,728 Ordinary Shares held as treasury stock) as of February 23, 2009. Of such shares, (i) 3,148,235 Ordinary Shares were held of record by the Reporting Person; (ii) 101,250 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of February 23, 2009 or within 60 days thereafter; (iii) 1,096,525 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person;
(iv) 310,856 Ordinary Shares were held of record by Michael and Klil Holdings
(93) Ltd., an Israeli company controlled by the Reporting Person; and (v) 187,213 Ordinary Shares were held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.


         (b) Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,148,235 Ordinary Shares of the Issuer held directly by him.

                  Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 101,250 Ordinary Shares of the Issuer underlying the options held directly by him that are exercisable as of February 23, 2009 or within 60 days thereafter.

                  Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,096,525 Ordinary Shares of the Issuer held of record by Lomsha Ltd.

                  Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 310,856 Ordinary Shares of the Issuer held of record by Michael and Klil Holdings (93) Ltd.

                  Mr. Zohar Zisapel and his brother Mr. Yehuda Zisapel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 187,213 Ordinary Shares of the Issuer held of record by RAD Data Communications Ltd.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Mr. Zohar Zisapel since December 17, 2008. Of such purchases, 135,191 ordinary shares were purchased directly by Mr. Zohar Zisapel and 160,237ordinary shares were purchased by Lomsha Ltd., an Israeli company controlled by him. All such transactions were open market purchases effected on the NASDAQ Global Market.


                              Number of Ordinary
          Date of Purchase     Shares Purchased       Price Per Share ($)
          ----------------     ----------------       -------------------
           02/09/09               65,900                   5.57
           02/10/09               37,391                   5.63
           02/11/09    (*)        80,000                   5.70
           02/11/09    (*)         5,500                   6.00
           02/17/09               10,000                   5.96
           02/17/09    (*)         5,082                   5.95
           02/18/09               11,900                   6.00
           02/18/09    (*)        45,600                   5.96
           02/19/09               10,000                   5.95
           02/19/09    (*)         9,633                   5.95
           02/23/09    (*)        14,422                   5.80

          ----------------
          (*) Purchased by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel.

         Except for such transactions, Mr. Zohar Zisapel has not effected any transactions in the Ordinary Shares of the Issuer since December 17, 2008.

         (d) No person other than Mr. Zohar Zisapel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------------------------

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Date: February 24, 2009



                                            /s/Zohar Zisapel
                                            ----------------
                                            Zohar Zisapel